14041468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 29 2014

SEC FILE NUMBER
8- 50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

[redacted]

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of August 2014.

Danielle Cummings

DANIELLE CUMMINGS
Notary Public-Connecticut
My Commission Expires
October 31, 2018

Notary Public

Signature

Controller

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
AUG 29 2014
WASH. D.C. 201 SECTION

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition
June 30, 2014

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Index
June 30, 2014

	Page(s)
Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3–6

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder
of Commonfund Securities, Inc.

We have audited the accompanying statement of financial condition of Commonfund Securities, Inc. ("the Company") as of June 30, 2014.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. at June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
August 27, 2014

PricewaterhouseCoopers LLP, Pricewaterhouse Coopers Center,300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Statement of Financial Condition
June 30, 2014

Assets	
Cash and cash equivalents (Note 2)	$ 10,303,235
Receivables from affiliated organizations	7,940,644
Deferred tax asset	158,905
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	57,637
Prepaid expenses and other assets	200,771
Other receivables	46,479
Total assets	$ 18,707,671
Liabilities and Shareholder's Equity	
Compensation payable (Note 7)	$ 3,782,833
Accounts payable and accrued expenses	537,890
Current tax liability	378,624
Payable to affiliated organizations	43,366
Total liabilities	4,742,713
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	10,409,530
Total shareholder's equity	13,964,958
Total liabilities and shareholder's equity	$ 18,707,671

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company also files separate state income tax returns in other jurisdictions. The Company has a tax sharing agreement with HoldCo., whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. HoldCo. then requires the Company to reimburse HoldCo. for payment of such tax liability and has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2014. All cumulative temporary differences are deemed more likely than not to be realized in future years.

The guidance on accounting for uncertainty in tax positions provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash includes cash held on deposit with the Company's custodian, Wells Fargo. Cash equivalents, invested through The Bancorp Bank, include investments in money market accounts that invest in securities issued by the U.S. government and its agencies, floating rate and variable rate demand notes of U.S. and foreign corporations, certificates of deposit and time deposits, mortgage and asset-backed securities, and fully collateralized repurchase agreements.

At June 30, 2014, cash and cash equivalents consisted of demand deposits and money market funds (Level 1) which are valued at cost which approximates fair value:

Demand Deposit	$	1,409,467
JP Morgan Prime Money Market		4,446,892
Blackrock Tempfund		4,446,876
Total	$	10,303,235

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization for leasehold improvements is computed using the straight-line method over the lesser of the useful life of the improvement, or the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2014 is Furniture, Fixtures and Equipment with a cost of $246,862. As of June 30, 2014, the Company did not have any leasehold improvements.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting, for which the Company compensates Commonfund.

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $4,742,713 at June 30, 2014. At June 30, 2014, the Company's ratio of aggregate indebtedness to net capital was .88 to 1 and net capital was $5,392,002 which was $5,075,821 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at Commonfund's headquarters. The terms of the lease agreement expire on December 31, 2015 and provides the Company with the option for an automatic one year extension through the end of December 31, 2016.

Additionally the Company has entered into various office lease agreements in Los Angeles and San Francisco, California. On December 31, 2013, the Los Angeles lease agreement terminated. The terms of the San Francisco lease agreement expire on June 30, 2017 and provide the Company with an option to extend the lease term for an additional five years at market rates.

The Company's minimum annual lease commitments are as follows:

Fiscal Year	
2015	$ 560,866
2016	368,268
2017	171,621
Total	$ 1,100,755

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

Commonfund implemented The Commonfund and Affiliates Incentive Compensation Policy and The Commonfund and Affiliates Contingent Incentive Compensation Plan ("the Plans") effective July 1, 2013 for all employees of the Company. As a result, all prior incentive compensation programs are no longer in effect.

Pursuant to the Plans, a portion of the incentive award for the fiscal year end exceeding $100,000 will be deemed the contingent amount. Contingent amounts do not represent earned wages or property rights of the participants until the participant shall have satisfied the full vesting and payment provisions required under the Plans. Any contingent amount and its respective contingent value shall be paid ratably over a three year period on the first, second and third anniversaries of the last day of the Plan year to which the contingent amounts relate. Contingent value is derived from the application of a notional return (whether positive or negative) to the contingent amount. The investment products and returns to be used for the calculation of the contingent value shall be determined in accordance with the Plan documents as determined by the Compensation Committee of Commonfund. The portion of the incentive awards contingent for the fiscal year ending June 30, 2014 shall be as follows:

- 10% of the incentive award amount for such year above $100,000 and less than $400,000; plus
- 15% of the incentive award amount for such year equal to or above $400,000

The portion of the incentive awards contingent for the fiscal year ending June 30, 2015 or thereafter shall be as follows:

- 20% of the incentive award amount for such year above $100,000 and less than $400,000; plus
- 30% of the incentive award amount for such year equal to or above $400,000

Compensation under the Plans including any applicable contingent value shall be paid generally by the third month following fiscal year end. The costs under the Plans are recognized in the fiscal year of the Plan year except for the contingent amount attributable to that Plan year which is recognized ratably over a three year period. The related Plan liability of $3,782,833 is included in Compensation payable in the Statement of Financial Condition. As of June 30, 2014, the unearned and unvested contingent amount under the Plans is $142,310.

8. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 27, 2014, the date to this financial statement was available to be issued.